UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China GrenTech Corporation Limited

(Name of the Issuer)

China GrenTech Corporation Limited

Yingjie Gao

Rong Yu

Yin Huang

Talenthome Management Limited

Xing Sheng Corporation Limited

Guoren Industrial Developments Limited

Heng Xing Yue Investments Limited

Well Sino Enterprises Limited

Leakey Investments Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00002 per share

American Depositary Shares, each representing 25 Ordinary Shares

(Title of Class of Securities)

16938P107 and 16938P909 (Restricted ADSs)(1)

(CUSIP Number)

Note: (1) These CUSIP numbers apply to the Issuer’s American depositary shares, each of which represents 25 Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Xin Lian China GrenTech Corporation Limited 15th Floor, Block A, Guoren Building Keji Central 3rd Road Hi-Tech Park, Nanshan District Shenzhen 518057, People’s Republic of China +86 755 2650 3007

Yingjie Gao

c/o: Yingjie Gao

Rong Yu

Yin Huang

Talenthome Management Limited

Xing Sheng Corporation Limited

Guoren Industrial Developments Limited

Heng Xing Yue Investments Limited

Well Sino Enterprises Limited

Leakey Investments Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Attention: Mr. Yingjie Gao

+86 755 2663 3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Megan Tang, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong +852 2532 3730	Paul W. Boltz, Jr., Esq. Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 3664 6519

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China +86 10 6535 5599	David Lamb Conyers Dill & Pearman 2901, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2842 9511

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$44,300,649	$5,077

*	Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $44,300,649 for 351,592,450 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #3 for Fiscal Year 2012, was calculated by multiplying the Transaction Valuation by 0.00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No. 7 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•

China GrenTech Corporation Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.00002 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by the American depositary shares (“ADS”), each representing 25 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Talenthome Management Limited, a British Virgin Islands corporation wholly owned by Mr. Yingjie Gao (“Parent”);

•	Xing Sheng Corporation Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”) formed solely for purposes of the proposed merger;

•

Mr. Yingjie Gao, the chairman and chief executive officer of the Company, who beneficially owns approximately 31.2% of outstanding Shares through Guoren Industrial Developments Limited and Heng Xing Yue Investments Limited as of the date of this Amendment;

•

Ms. Rong Yu, a director and the chief financial officer of the Company, who beneficially owns approximately 4.6% of outstanding Shares directly and through Well Sino Enterprises Limited as of the date of this Amendment;

•	Ms. Yin Huang, a founder of the Company who beneficially owns approximately 4.3% of outstanding Shares through Leakey Investments Limited as of the date of this Amendment;

•	Guoren Industrial Developments Limited, a British Virgin Islands company wholly owned by Mr. Yingjie Gao;

•	Heng Xing Yue Investments Limited, a British Virgin Islands company indirectly wholly owned by Mr. Yingjie Gao through Guoren Industrial Developments Limited;

•	Well Sino Enterprises Limited, a British Virgin Islands company wholly owned by Ms. Rong Yu; and

•	Leakey Investments Limited, a British Virgin Islands company wholly owned by Ms. Yin Huang.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “Buyer Group.”

The Transaction Statement relates to the amended and restated agreement and plan of merger dated January 20, 2012, among the Company, Parent and Merger Sub (the “merger agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On April 16, 2012, at 10:00 am (Beijing time), an extraordinary general meeting of shareholders of the Company was held at 2nd Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement.

On April 17, 2012, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of April 17, 2012, pursuant to which the merger of Merger Sub with and into the Company became effective on April 17, 2012. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $0.126 per Share and each ADS, each representing 25 Shares, will be cancelled in exchange for the right to receive $3.15 per ADS (less $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement), in each case, in cash without interest and net of any applicable withholding taxes. Any Shares and ADSs beneficially owned by any member of the Buyer Group and any Shares held by the ADS depositary which are not represented by ADSs will be cancelled for no consideration. Any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

(a)-(1)** Proxy Statement of the Company dated March 15, 2012.

(a)-(2)** Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)** Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)** Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2012.

(a)-(6) Press Release issued by the Company, dated January 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 20, 2012.

(a)-(7) Press Release issued by the Company, dated March 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 26, 2012.

(a)-(8) Press Release issued by the Company, dated April 16, 2012, incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 16, 2012.

(a)-(9) Press Release issued by the Company, dated April 17, 2012, incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 17, 2012.

(b)-(1) Commitment Letter, dated January 11, 2012, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(b)-(2) Promissory Note and Guarantee, dated January 20, 2012, executed, sealed and delivered as a deed by Mr. Yingjie Gao and Guoren Industrial Developments Limited in favor of Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on January 20, 2012.

(b)-(3) Facility Agreement relating to HK$320,000,000 Term Loan Facility, dated March 26, 2012, between Parent and Guotai Junan Finance (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on March 26, 2012.

(c)-(1)** Opinion of William Blair & Company, L.L.C., dated January 11, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated January 2012.

(c)-(3)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(c)-(4)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(d)-(1)** Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 12, 2012, by Guoren Industrial Developments Limited and Mr. Yingjie Gao (solely for certain specified provisions) in favor of the Company, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(d)-(3) Amended and Restated Voting and Subscription Agreement, dated January 17, 2012, by Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(f)-(1)** Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2)** Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on February 21, 2012.
**	Previously filed on March 15, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2012

China GrenTech Corporation Limited

By:	/s/ Cuiming Shi
Name:	Cuiming Shi
Title:	Director

Yingjie Gao

By:	/s/ Yingjie Gao

Rong Yu

By:	/s/ Rong Yu

Yin Huang

By:	/s/ Yin Huang

Talenthome Management Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Xing Sheng Corporation Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Director

Well Sino Enterprises Limited

By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Director

Leakey Investments Limited

By:	/s/ Yin Huang
Name:	Yin Huang
Title:	Director

Exhibit Index

(a)-(1)** Proxy Statement of the Company dated March 15, 2012.

(a)-(2)** Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)** Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)** Form of ADS Voting Instructions Card and Depositary’s Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 12, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2012.

(a)-(6) Press Release issued by the Company, dated January 20, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 20, 2012.

(a)-(7) Press Release issued by the Company, dated March 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 26, 2012.

(a)-(8) Press Release issued by the Company, dated April 16, 2012, incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 16, 2012.

(a)-(9) Press Release issued by the Company, dated April 17, 2012, incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 17, 2012.

(b)-(1) Commitment Letter, dated January 11, 2012, incorporated herein by reference to Exhibit 7.03 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(b)-(2) Promissory Note and Guarantee, dated January 20, 2012, executed, sealed and delivered as a deed by Mr. Yingjie Gao and Guoren Industrial Developments Limited in favor of Parent, incorporated herein by reference to Exhibit 7.07 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on January 20, 2012.

(b)-(3) Facility Agreement relating to HK$320,000,000 Term Loan Facility, dated March 26, 2012, between Parent and Guotai Junan Finance (Hong Kong) Limited, incorporated herein by reference to Exhibit 7.08 to the Schedule 13D, as amended, filed by the Buyer Group with the SEC on March 26, 2012.

(c)-(1)** Opinion of William Blair & Company, L.L.C., dated January 11, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated January 2012.

(c)-(3)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(c)-(4)* Discussion Materials prepared by William Blair & Company, L.L.C. for discussion with the Independent Committee, dated December 2011.

(d)-(1)** Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 12, 2012 by Guoren Industrial Developments Limited and Mr. Yingjie Gao (solely for certain specified provisions) in favor of the Company, incorporated herein by reference to Exhibit 7.05 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(d)-(3) Amended and Restated Voting and Subscription Agreement, dated January 17, 2012, by Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.04 to the Schedule 13D filed by the Buyer Group with the SEC on January 18, 2012.

(f)-(1)** Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2)** Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on February 21, 2012.
**	Previously filed on March 15, 2012.